B.J. PRICE GEOLOGICAL CONSULTANTS INC.
             BARRY JAMES PRICE, M.SC., P.GEO., CONSULTING GEOLOGIST
              Ste 1028 - 470 Granville St. Vancouver B.C., V6C 1V5
                TEL: 604-682-1501 Home 987-8950 FAX: 604-684-4297
                          E-Mail: bpricegeol@telus.net


May 22, 2006

DIRECTORS, KINGSTON MINES LTD.
106-1990 S.E. Kent Ave.
Vancouver, British Columbia V5P 4X5
Tel: 604-642-9561

RE: KINGSTON MINES LTD. PRELIMINARY PROSPECTUS, SUBJECT TO COMPLETION DATED MAY 26, 2006, (THE "PROSPECTUS")

Gentlemen

I, Barry James Price, having an office at #1028 - 470 Granville Street, Vancouver, B.C., confirm that I have prepared a Geological Report for Kingston Mines Ltd., entitled "GEOLOGICAL REPORT, SUGARLOAF COPPER PROPERTY, MERRITT, B.C., NICOLA M.D". DATED NOVEMBER 15, 2005. ("The Report").

I consent to the use of and references to the use of my name and to the use of and the references to the Report and to excerpts or summaries from the Report contained in the Prospectus of the Issuer dated May 26, 2006.

I do not own or expect to receive any interest (direct, indirect or contingent) in the properties described in the Report and the Report Amendment, nor in the securities of the Issuer in respect of services rendered in the preparation of the Report.

I have read the Prospectus which states fairly the risks associated with mining exploration and the subject property, and I have no reasons to believe that there are any misrepresentations in the Prospectus which are derived from the Report or of which I am otherwise aware.

I hereby consent to the use of the Report for obtaining any required regulatory acceptance or approvals in connection with the properties which are the subject matter of the Report.

Yours very truly,


"BARRY JAMES PRICE, M.SC., P.GEO".
Consulting Geologist